SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CHARTER COMMUNICATIONS, INC.
(Name of Subject Company (Issuer))

CHARTER COMMUNICATIONS, INC.
(Name of Filing Person Company (Issuer))

Options to Purchase Common Stock
par value $.001 per share
(Title of Class of Securities)

16117M107
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Curtis S. Shaw, Esq.
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131
(314) 965-0555
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of
Filing Persons)

Copies to:
Alvin G. Segel, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067
(310) 277-1010

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$16,734,870	$1,353.85

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 22,929,573 shares of Class A common stock of Charter Communications, Inc. having an aggregate value of $16,734,870 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) of the

Securities Exchange Act of 1934, as amended, Rule 0-11 thereunder, Fee Rate Advisory No. 11 for fiscal year 2003 issued by the Securities and Exchange Commission on February 21, 2003 and Fee Rate Advisory No. 6 for fiscal year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals $80.90 for each $1,000,000 of the value of the transaction.

**   Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Form or registration No.:	$1,353.85 Schedule TO	Filing party: Date filed:	Charter Communications, Inc. January 20, 2004

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third-party tender offer subject to Rule 14d-l.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

Item 4. Terms of the Transaction.
SIGNATURE
INDEX OF EXHIBITS

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed on January 20, 2004, as amended by Amendment No. 1 filed on February 9, 2004, Amendment No. 2 filed on February 12, 2004, Amendment No. 3 filed on February 13, 2004 and Amendment No. 4 filed on February 20, 2004 (the “Tender Offer Statement”) relating to the offer by Charter Communications, Inc., a Delaware corporation (the “Company”), to exchange certain outstanding options having an exercise price of more than $10.00 per share for shares of Restricted Stock or cash, upon the terms and subject to the conditions set forth in the Offer to Exchange (the “Offer to Exchange”) and the related Election Agreement, copies of which were attached as exhibits to the Tender Offer Statement. This Amendment No. 5 reports the results of the offer.

Item 4. Terms of the Transaction.

Item 4(a) of the Tender Offer Statement is hereby amended to add the following:

The offer expired at 5:00 p.m. Eastern Time on February 20, 2004. Subject to the terms and conditions of the offer, the Company accepted for cancellation eligible options to purchase approximately 18,137,664 shares of its Class A common stock. In exchange, the Company will grant approximately 1,966,686 shares of Restricted Stock, including 460,777 performance shares to eligible employees of the rank of senior vice president and above, and pay cash in the aggregate amount of approximately $3,710,500 (which amount includes applicable withholding taxes) to those tendering eligible employees who will receive cash rather than shares of Restricted Stock. The grants of Restricted Stock will be effective as of February 25, 2004. Employees tendered approximately 79.1% of the options eligible to be exchanged under the program. The Company will promptly send each eligible employee whose eligible options have been accepted for exchange a grant notice and restricted stock agreement for the corresponding number of shares of Restricted Stock (including, if applicable, performance shares) that the eligible employee will receive.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTER COMMUNICATIONS, INC.

By: /s/ Steven A. Schumm
Name:	Steven A. Schumm
Title:	Executive Vice President—Chief Administrative Officer

Dated: February 27, 2004

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

(a)(1)	Offer to Exchange, dated January 20, 2004.*

(a)(2)	Form of Personalized Statement and Election Agreement (Restricted Stock).*

(a)(3)	Form of Personalized Statement and Election Agreement (Cash).*

(a)(4)	Form of Notice of Withdrawal.*

(a)(5)	Form of Letter to Employees.*

(a)(6)	Form of email to Employees regarding Personal Identification Number.*

(a)(7)	Text of e-mail to Employees, dated November 24, 2003 (previously filed on Schedule TO-C dated November 25, 2003).

(a)(8)	Charter Communications Stock Option Exchange Program Overview Brochure.*

(a)(9)	Text of Frequently Asked Questions.*

(a)(10)	Text of information provided on Offer web site.*

(a)(11)	Charter Communications Stock Option Exchange Program Telephone Election System script.*

(a)(12)	Power point presentation to Employees.*

(a)(13)	Poster announcement regarding the Stock Option Exchange Program (previously filed on Schedule TO-C dated January 16, 2004).

(a)(14)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on April 15, 2003 and incorporated by reference herein (File No. 000-27927).

(a)(15)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed on November 3, 2003 and incorporated by reference herein (File No. 000-27927).

(a)(16)	Election Confirmation (Restricted Stock).*

(a)(17)	Election Confirmation (Cash).*

(a)(18)	Text of February 12, 2004 e-mail reminder to eligible employees.*

(a)(19)	Text of February 13, 2004 e-mail correspondence to eligible employees.*

Exhibit No.	Description of Exhibit

(a)(20)	Text of February 20, 2004 e-mail correspondence to eligible employees.*

(b)	Not applicable.

(d)(1)	Form of Grant Notice and Restricted Stock Agreement (Employees of the Rank of Senior Vice President and Above).*

(d)(2)	Form of Grant Notice and Restricted Stock Agreement (Employees Below the Rank of Senior Vice President).*

(d)(3)	Charter Communications Option Plan, incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499).

(d)(4)	Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC, incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499).

(d)(5)	Form of Amendment No. 1 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the Company’s registration statement on Form S-1 filed on November 1, 1999 (File No. 333-83887).

(d)(6)	Amendment No. 2 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.4(c) to the Company’s Annual Report on Form 10-K filed on March 30, 2000 (File No. 000-27927).

(d)(7)	Amendment No. 3 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.14(e) to the Company’s Annual Report on Form 10-K filed on March 29, 2002 (File No. 000-27927).

(d)(8)	Amendment No. 4 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.10(f) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(9)	Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.25 to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2001 (File No. 000-27927).

(d)(10)	Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(b) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(11)	Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2001 (File No. 000-27927).

Exhibit No.	Description of Exhibit

(d)(12)	Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.15(c) to the Company’s Annual Report on Form 10-K filed on March 29, 2002 (File No. 000-27927).

(d)(13)	Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(e) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(14)	Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(f) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(15)	Form of Registration Rights Agreement, dated as of November 12, 1999, by and among the Company, Charter Investment, Inc., Vulcan Cable III, Inc., Paul G. Allen, Jerald L. Kent, Howard L. Wood and Barry L. Babcock, incorporated by reference to Exhibit 10.14 to Amendment No. 3 to the Company’s registration statement on Form S-1 filed on October 18, 1999 (File No. 333-83887).

(d)(16)	Form of Exchange Agreement, dated as of November 12, 1999, by and among the Company, Charter Investment, Inc., Vulcan Cable III, Inc. and Paul G. Allen, incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s registration statement on Form S-1 filed on October 18, 1999 (File No. 333-83887).

*	Previously filed.